Exhibit 11

THE WASHINGTON POST COMPANY

CALCULATION OF EARNINGS

PER SHARE OF COMMON STOCK

(In thousands of shares)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
Number of shares of Class A and Class B common stock outstanding at beginning of period	9,570	9,589	9,569	9,576
Issuance of shares of Class B common stock (weighted)	5	5	4	15

Shares used in the computation of basic earnings per common share	9,575	9,594	9,573	9,591
Adjustment to reflect dilution from common stock and restricted stock equivalents	38	24	37	26

Shares used in the computation of diluted earnings per common share	9,613	9,618	9,610	9,617

Net income available for common shares	$78,499	$78,510	$154,882	144,610

Basic earnings per common share	$8.20	$8.18	$16.18	$15.08

Diluted earnings per common share	$8.17	$8.16	$16.12	$15.04